Sevcon, Inc.

155 Northboro Road

Southborough, MA 01772

August 22, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Amanda Ravitz

Re:   Sevcon, Inc. Registration Statement on Form S-1 (File No. 333-213101)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Sevcon, Inc. (the “Company”) requests the acceleration of the effectiveness of the Registration Statement on Form S-1 (File No. 333-213101) for Wednesday, August 24, 2016 at 10:00 a.m. (EST), or as soon as possible thereafter.

In connection with this request, the Company acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call Matthew C. Dallett of Locke Lord LLP at (617) 239-0303.

Very truly yours,

/s/ Paul N. Farquhar
Paul N. Farquhar
Vice President and Chief Financial Officer

cc:	Matthew C. Dallett
Locke Lord LLP